                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*


                          Peak International Limited
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                               (Name of Issuer)

                    Common Stock, Par Value $0.01 Per Share
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                        (Title of Class of Securities)

                                   G69586108
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                                (CUSIP Number)

                               James M. Chadwick
                       Chadwick Capital Management, LLC
                             4510 Executive Drive
                                   Suite 200
                          San Diego, California 92121
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                March 28, 2008
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are being sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G69586108
===============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Monarch Activist Partners LP
===============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                        (b)[ ]

===============================================================================
         SEC USE ONLY
3

===============================================================================
         SOURCE OF FUNDS (See Instructions)
4        WC

===============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

===============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Delaware

===============================================================================
                           SOLE VOTING POWER
                     7     0
 NUMBER OF
   SHARES            ==========================================================
BENEFICIALLY               SHARED VOTING POWER
  OWNED BY           8     823,722
    EACH
 REPORTING           ==========================================================
   PERSON                  SOLE DISPOSITIVE POWER
    WITH             9     0

                     ==========================================================
                           SHARED DISPOSITIVE POWER
                     10    823,722

===============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       823,722

===============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                             [ ]

===============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       6.63%(1)

===============================================================================
         TYPE OF REPORTING PERSON
14       OO

===============================================================================

---------------------------------

         (1) Based upon 12,423,306 shares of the Issuer's common stock issued and outstanding as of February 6, 2008, as reported on the Issuer's Form 10-Q for the quarter ended December 31, 2007.

CUSIP No.  G69586108
===============================================================================
         NAME OF REPORTING PERSON
1        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Chadwick Capital Management LLC
===============================================================================
         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)[X]
2                                                                        (b)[ ]

===============================================================================
         SEC USE ONLY
3

===============================================================================
         SOURCE OF FUNDS (See Instructions)
4        OO

===============================================================================
         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
5        PURSUANT TO ITEMS 2(d) or 2(e)                                     [ ]

===============================================================================
         CITIZENSHIP OR PLACE OF ORGANIZATION
6        Delaware

===============================================================================
                           SOLE VOTING POWER
                     7     0
 NUMBER OF
   SHARES            ==========================================================
BENEFICIALLY               SHARED VOTING POWER
  OWNED BY           8     823,722
    EACH
 REPORTING           ==========================================================
   PERSON                  SOLE DISPOSITIVE POWER
    WITH             9     0

                     ==========================================================
                           SHARED DISPOSITIVE POWER
                     10    823,722

===============================================================================
         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11       823,722

===============================================================================
         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
12       SHARES                                                             [ ]

===============================================================================
         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13       6.63%(1)

===============================================================================
         TYPE OF REPORTING PERSON
14       OO

===============================================================================

---------------------------------

         (1) Based upon 12,423,306 shares of the Issuer's common stock issued and outstanding as of February 6, 2008, as reported on the Issuer's Form 10-Q for the quarter ended December 31, 2007.

                                 SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER:

         This Schedule 13D relates to the common shares of Peak International Limited ("PEAK"). The principal executive offices of PEAK are located at Flat E & F, 19/F., CDW Building, 388 Castle Peak Road, Tsuen Wan, New Territories, Hong Kong.

ITEM 2.           IDENTITY AND BACKGROUND:

         (a) This statement on Schedule 13D is filed by Chadwick Capital Management LLC ("CCM") and Monarch Activist Partners LP ("Monarch"). The managers of CCM are James M. Chadwick and Sohail Malad. CCM is the General Partner of Monarch and has sole voting and dispositive authority over Monarch's accounts.

         As described in the letter to the board of directors of PEAK filed with the SEC on Schedule 14A as soliciting material pursuant to Rule 14a-12 on March 10, 2008, CCM and Monarch agreed to act together with SKIRITAI Capital LLC ("SKIRITAI") and the Ancora Group to call a special meeting of the shareholders of PEAK to remove the existing board of directors, except for Russell Silvestri, and replace them with the group's nominees.

         On March 27th, 2008, PEAK announced that it had entered into a definitive agreement to be merged into a subsidiary of S&G Company, Ltd. In light of this agreement, CCM, Monarch, SKIRITAI and the Ancora Group have decided to suspend the call for a special meeting of shareholders subject to the merger being completed. As a result of the suspension, CCM and Monarch are no longer acting as a group with SKIRITAI or the Ancora Group.

         (b) The business address for CCM, Monarch, Mr. Chadwick and Mr. Malad is 4510 Executive Drive, Suite 200, San Diego, California 92121.

         (c) CCM's principal business is to provide asset management services to private investment funds. Mr. Chadwick and Mr. Malad manage CCM's business.

         (d)-(e) During the last five years, none of CCM, Mr. Chadwick, Mr. Malad or Monarch has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) CCM is a limited liability company organized under the laws of the State of Delaware. Mr. Chadwick and Mr. Malad are citizens of the United States of America. Monarch is a limited partnership organized under the laws of the State of Delaware.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         The source of funds for the purchases of the 823,722 shares beneficially owned by Monarch was the working capital of Monarch. Monarch directly purchased those shares at the direction of CCM. The total purchase price for those shares was $2,317,801.70.

ITEM 4.           PURPOSE OF TRANSACTION:

         The filing persons believe that PEAK's stock price is significantly undervalued and have been communicating, and in the future may communicate, with management in order to explore measures to enhance shareholder value. The filing persons may acquire additional shares either individually or jointly.

         As described in the letter to the board of directors of PEAK filed with the SEC on Schedule 14A as soliciting material pursuant to Rule 14a-12 on March 10, 2008, CCM and Monarch agreed to act together with SKIRITAI and the Ancora Group to call a special meeting of the shareholders of PEAK to remove the existing board of directors, except for Russell Silvestri, and replace them with the group's nominees.

         On March 27th, 2008, PEAK announced that it had entered into a definitive agreement to be merged into a subsidiary of S&G Company, Ltd. In light of this agreement, CCM, Monarch, SKIRITAI and the Ancora Group have decided to suspend the call for a special meeting of shareholders subject to the merger being completed. As a result of the suspension, CCM and Monarch are no longer acting as a group with SKIRITAI or the Ancora Group.

         Except as set forth above, the reporting persons have no present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the issuer;

         (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (i) Any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         (a) This statement relates to 823,722 shares held by Monarch. Based on PEAK's Form 10-Q for the quarter ended December 31, 2007, 12,423,306 shares were outstanding as of February 6, 2008. Therefore, the 823,722 shares reported on this Schedule 13D represent 6.63% of PEAK's outstanding shares.

         (b) CCM and Monarch share voting and dispositive power over the 823,722 shares held by Monarch.

         (c) During the past 60 days, Monarch acquired no additional PEAK shares.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

         CCM is the General Partner of Monarch under Monarch's Limited Partnership Agreement. This agreement provides, among other things, the authority to buy, invest in, hold for investment, own, assign, and transfer, sell and otherwise deal in securities on behalf of Monarch. The 823,722 shares reported as held by Monarch in this Schedule 13D are subject to CCM's management.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS:

          None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 1, 2008

                                  CHADWICK CAPITAL MANAGEMENT LLC



                                  By: /s/ James M. Chadwick
                                      ------------------------------------------
                                      James M. Chadwick, Manager


                                  MONARCH ACTIVIST PARTNERS LP

                                  By: Chadwick Capital Management LLC,
                                      its General Partner


                                  By: /s/ James M. Chadwick
                                      ------------------------------------------
                                      James M. Chadwick, Manager